SHUMAKER, LOOP & KENDRICK, LLP
                                 ATTORNEYS AT LAW
GREGORY C. YADLEY                   Suite 2800                     OTHER OFFICES
(813) 227-2238                101 East Kennedy Blvd.               CHARLOTTE, NC
gyadley@slk-law.com               Tampa, FL 33602                   COLUMBUS, OH
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                                 Mailing Address
                                 P.O. Box 172609
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                               September 22, 2005


VIA EDGAR AND FED EX

Jessica Livingston, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

         Re:      JB Oxford Holdings, Inc.
                  Amendment No. 1 to Schedule 14C Filed on August 26, 2005
                           File Number 001-14911
                  Amendment No. 1 to Schedule 13E-3 Filed on August 26, 2005
                           File Number 005-41214

Dear Ms. Livingston:

         On behalf of JB Oxford Holdings, Inc. (the "Company"), set forth below are responses to the Staff of the Division of Corporation Finance's comment letter dated September 16, 2005, with respect to the Company's Amendments filed on August 26, 2005, to the Preliminary Schedule 14C (File Number 001-14911), and
Schedule 13E-3 filed (File Number 005-41214). For your convenience, the Staff's comments are set forth in bold and followed by the Company's response.

Questions and Answers About the Reverse Stock Split, page 7

      1. See prior comment 14. Please revise the discussion that appears in the first Q&A to state that the vote of the shareholders is assured, as you have indicated elsewhere.

Response:         Revised as requested.

Jessica Livingston, Senior Counsel
September 21, 2005
Page 2

Special Factors, page 8

      2. We note your response to prior comment 17, however, the Recommendation of the Board of Directors should be placed prominently within the Special Factors discussion, not after it. Please revise to move this information up.

Response:         Revised as requested.

Purpose And Reasons For The Reverse Stock Split, page 8

      3. We note your response to prior comment number 20. Please revise to disclose that the board did not quantify the one-time, upfront initial fees for investment regarding compliance that will not recur or will be less in the following years

Response:         Revised as requested.

Background Of The Transaction: Alternatives Considered: Fairness of the..page 10

      4. We note your response to prior comment number 22. Please revise your Schedule 14C to disclose your response to subparagraph "b."

Response:         In response to prior comment number 22 b), we stated, "It is anticipated that there will be no change in the directors or officers immediately following the transaction. The structure of the transaction was determined by the board." As requested, we have revised Schedule 14C to disclose that there is no anticipated change in the directors or officers post-transaction. The determination of the structure of the transaction by the board already is clearly disclosed at the beginning of the same paragraph (on page 13) as follows:

                           "At the meeting on May 27, 2005, our board of directors, including Christopher L. Jarratt acting as a director and on his own behalf and on behalf of Third Capital Partners, LLC, determined that a going private transaction was in the best interests of us and our unaffiliated shareholders (including both unaffiliated shareholders who will remain shareholders and those whose entire interest will be cashed out), that the reverse stock split was the most efficient form for the transaction..."

      5. We note the new paragraph that appears on the bottom of page 10. Please revise this discussion to elaborate upon the "relative benefits and costs of a reverse stock split..." and the "potential advantages of open market purchases..." as discussed by the audit committee with management. Please also elaborate upon what was discussed by the Board at the meetings held in April and May of 2005.

Jessica Livingston, Senior Counsel
September 21, 2005
Page 3

Response:         Revised as requested.

      6. Further, you indicate in response to subparagraph "d" of prior comment number 22 that the Board made its fairness determination May 27, 2005, however, your disclosure on page 13 indicates that it determined that a going private transaction was "in the best interests." Please revise to specifically state, if true, that the Board determined the transaction to be fair to the unaffiliated shareholders.

Response:         Revised as requested.

      7. We note the new paragraph that appears on page 13 in response to subparagraph "e" of prior comment number 22, Please revise to elaborate upon why the board believed that it should "pay neither the highest nor the lowest price in the range of values determined by Capitalink."

Response:         Revised as requested.

      8. Disclose that Capitalink has consented to the use and summary of the fairness opinion in the proxy statement.

Response:         The opinion of Capitalink appended to the Information
                  Statement as Appendix B expressly provides that the opinion included therein. Capitalink also has given the Company its consent to summarize the fairness opinion in the proxy statement.

      9. We note your response to prior comment number 28; however, we did not see the projections. We note the information you provide on page 18 with respect to assets, liabilities, contingent liabilities, etc. but this information appears to have been adjusted for purposes of the net book value analysis. Please revise or advise.

Response:         Revised as requested. The assumptions used by Capitalink in the adjusted book value analysis are set out on pages 24 and 25 of the presentation materials given to the Board of Directors, which has been filed as an exhibit to the Schedule
                  13E-3. The projections are set out on pages 26 through 29 of those presentation materials.

      10. We note your response to prior comment number 30. While we note that your fairness opinion does not have a checklist, this does not preclude the existence of any specific factors that did not support the fairness opinion. Please revise to clarify the foregoing.

Jessica Livingston, Senior Counsel
September 21, 2005
Page 4

Response:         Revised as requested.

      11. We note the revisions you have made in response to prior comment number 32. Please revise to elaborate upon what comparisons were made to the Russell 3000 Index and why this particular index was chosen.

Response:         As already disclosed, Capitalink compared the stock price of the Company's common stock to the stock performance of the stocks listed in the Russell 3000 Index for the specified relevant period. The Russell 3000 Index was selected by Capitalink because it is a broad market index.

      12. See your discussion in the paragraph under "Valuation Overview." We note that Capitalink applied greater weighting to the adjusted net book value and precedent transaction analysis, as each take into account values and transactions that are specific to [you.]" Please revise to explain why those account values and transactions are "specific to you."

Response:         Revised as requested.

      13. We re-issue prior comment number 34. While we note your revisions to this discussion, it still is not clear how you arrived at the indicated value range from the adjustments you made to assets, liabilities and contingent liabilities. Please revise.

Response:         Revised as requested.

Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split page 20.

      14. We note your response to prior comment 3 and your revised disclosure indicating that Christopher L. Jarratt, "acting as a director and on his own behalf and on behalf of Third Capital Partners..." believes that the going private transaction is substantively and procedurally fair to unaffiliated shareholders. As you have done for the Board of Directors as a whole, please also provide a separate analysis of the material factors upon which Mr. Jarratt and Third Capital Partners relied upon in reaching that conclusion.

Response:         Revised as requested.

Jessica Livingston, Senior Counsel
September 21, 2005
Page 5

      15. We note your response to prior comment number 36. Please revise to separately disclose in your Schedule 14C your response to subparagraph "v." In doing so, please revise to provide the basis for the Board's belief that liquidation value would not generate values in excess of adjusted net book value so as to explain why this factor was not considered by the Board. This comment also applies to the fairness determination of Mr. Jarratt and Third Capital Partners.

Response:         Revised as requested.

      16. We note your response to prior comment number 37; however, we still do not see a full discussion of this factor. Please revise accordingly. In doing so, please revise to discuss why net book value was not considered by the Board, especially considering it's value is in excess of the consideration being offered to shareholders. This comment also applies to the fairness determination of Mr. Jarrett and Third Capital Partners.

Response:         Revised as requested.

Substantive Factors Favoring the Reverse Stock Split, page 21

      17. We note your revisions on page 21 in response to prior comment number 39. Revise to explain why, if you know, the stock traded intraday as high as $3.72 on one day in June 2005 so as to put this price in context.

Response:         Revised as requested.

Substantive Factors Disfavoring the Reverse Stock Split, page 22

      18. We reissue prior comment number 41 because, although we note your revised disclosure on page 22 and elsewhere, you have not addressed why you would consider paying more in the future but not in the context of this reverse stock split.

Response:         As noted, the Company has no present plans to repurchase any shares after the transaction. This disclosure was provided in an effort to acknowledge that future circumstances, unknown or unanticipated at this time, could cause the board to conclude that a price higher than $2.96 per share was desirable. For example, if the Company's stock were to trade at $4.00 per share, the repurchase of shares at a price of $3.25 might be deemed by the board to be desirable. The Company does not wish to speculate on the future and, if the staff continues to object to this disclosure, the sentence added in the August
                  26, 2005, revision to the information statement will be deleted.

Jessica Livingston, Senior Counsel
September 21, 2005
Page 6

Procedural Factors Favoring the Reverse Stock Split, page 23

      19. We note your response to prior comment number 43. Please revise to include your response in your Schedule 14C that trading in the stock has been volatile in terms of both price and volume and, therefore, there can be no guarantee as to the feasibility for stockholders to remain a shareholder.

Response:         Revised as requested.

      20. We note your response to prior comment number 44. Please revise to include your response in your Schedule 14C.

Response:         Revised as requested.

               As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

               In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

               the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jessica Livingston, Senior Counsel
September 21, 2005
Page 7

               the filing person may not assert staff comments as a defense hi any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at (202) 551-3264 with any questions.

Response:         We will deliver to the staff clean and marked copies of the
                  Information Statement and Schedule 13E-3, along with a copy of this response letter, by FedEx.

                  Each of the filing persons acknowledges that:

                  o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2238, or my partner Paul Lynch at 813-227-2251.

                                                     Sincerely,

                                                     /s/Gregory C. Yadley

                                                     Gregory C. Yadley

GCY/jaj

cc:      Christopher Jarratt, Chairman and Chief Executive Officer of
                  JB Oxford Holdings, Inc.
         Barry S. Fischer, General Counsel, JB Oxford Holdings, Inc.